                                                               Filed by SPR Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                      Subject Company:  SPR Inc.
                                                   Commission File No. 000-22097


     SPR Inc., a Delaware corporation ("SPR"), and Leapnet, Inc., a Delaware corporation ("Leapnet"), will be filing a joint proxy statement/prospectus and other relevant documents concerning the business combination transaction referenced below with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPR, LEAPNET, THE PERSONS SOLICITING PROXIES RELATING TO THE BUSINESS COMBINATION TRANSACTION REFERENCED BELOW, THEIR INTERESTS IN THE TRANSACTION AND RELATED MATTERS. Investors may obtain free copies of the documents (when available) free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by SPR will be available free of charge from the Secretary of SPR at 2015 Spring Road, Suite 750, Oak Brook, IL 60523, Telephone: (630) 575-6200. Documents filed with the SEC by Leapnet will be available free of charge from the Secretary of Leapnet, 420 West Huron Street, Chicago, IL 60610, Telephone: (312) 494-0300. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE BUSINESS COMBINATION TRANSACTION REFERENCED BELOW.

                           #     #     #     #     #

PRESS RELEASE

     On January 28, 2000, SPR and Leapnet jointly issued the following press release:

FOR: SPR Inc.                          FOR: Leapnet, Inc.
     Steve Tober                            Beth Pastor
     Chief Operating Officer                VP of Corporate Communications
     (630) 575-6230                         (312) 475-1254
     stober@sprine.com                      pastor@leapnet.com


FOR IMMEDIATE RELEASE
---------------------
                                   CONTACT: Investor Relations:
                                            Cheryl Schneider/Hulus Alpay
                                            Press: Michael McMullan/David Nugent
                                            Morgen-Walke Associates
                                            212-850-5600


                   LEAPNET, INC. AGREES TO ACQUIRE SPR INC.
--Acquisition Creates End-To-End E-Commerce Solutions Provider With More Than
                           $80 Million In Revenues--

     Chicago, IL, January 28, 2000--Leapnet, Inc., (Nasdaq: LEAP), a company that develops creative and technology solutions for the wired world, today announced it has executed a definitive agreement to acquire SPR Inc., (Nasdaq:
SPRI), a company that provides IT consulting and project based services focused on maximizing the value of existing systems, pending shareholder approval.

     The new company, named Leapnet, Inc., will be a premier, end-to-end, customer-focused, e-solutions provider helping clients offer consumers direct access to the power of large existing systems from desktop computers. Combined revenues of the new company are expected to be approximately $80 million for 2000.

     The acquisition will take place as a merger pursuant to a definitive merger agreement executed by Leapnet and SPR. The Board of Directors of each company has approved the merger and recommended that their shareholders vote in favor of the merger. Pursuant to this merger of equals, each share of SPR stock will be converted into 1.085 shares of Leapnet stock. The merger will be effected on a tax-free basis to shareholders. When complete, Leapnet's shareholders will own a majority of the new company. Shareholders owning approximately 32% of Leapnet's outstanding shares have given their proxy to SPR's board to vote in favor of the merger and shareholders owning approximately 30% of SPR's outstanding shares have given their proxy to Leapnet's board to vote in favor of the merger. The stock will continue to trade under the symbol LEAP on The Nasdaq Stock Market. The new company will also adopt SPR's fiscal year, which is a calendar year. Leapnet's current fiscal year ends January 31, 2000.

     Frederick A. Smith, Chairman and Chief Executive Officer of Leapnet, stated, "With this acquisition, we greatly enhance our ability to offer clients end-to-end, customer-focused, e-commerce solutions. While we have grown Internet revenues at Leapnet significantly this year organically, we wanted to find a company that could further fuel our growth as we attempt to meet customer demand. SPR is the perfect fit for our needs, given their 26-year heritage, marquee client list and strong consultant training culture. It is management's goal to continue to drive aggressive growth within the e-business segment."

     Mr. Smith further stated, "The synergies between the front-end Internet development expertise at Quantum Leap, the e-business consulting and systems integration expertise at Eagle Technology Partners, the globalization capabilities of YAR, and the back-end mainframe consulting capabilities at SPR will give us a range of capabilities that we believe are unmatched by any other company in the industry. SPR, through its existing workforce and proven training methodology, will provide Leapnet with the bench strength to allow us to meet customer demands. They have a proven record in scalability, which will be a critical component of our growth plan."

     The executive management team for the combined company, will consist of Frederick A. Smith. Chairman of the Board, currently Chairman and Chief Executive Officer of Leapnet: Robert M. Figliulo, Vice Chairman and Chief Executive Officer, who currently serves as Chairman and Chief Executive Officer of SPR; and Stephen J. Tober, President and Chief Operating Officer, who currently serves as Chief Operating Officer of SPR.

     Robert M. Figliulo, Chairman and CEO of SPR Inc., stated, "We are extremely pleased to be joining forces with Leapnet and expect the combination of the two companies to be a powerful one. This new company will be at the forefront of the paradigm shift occurring as our customer's demand the integration of creative, strategy, globalization and technology expertise applied to e-business solutions. Quantum Leap, Eagle and SPR together will be uniquely qualified to meet the challenges of e-business, which involves leveraging technology in a way that meets the business needs of our clients."

     Stephen J. Tober, SPR Chief Operating Officer, stated, "SPR is staffed with more than 300 full-time consultants prepared to address significant IT-related corporate initiatives. SPR is skilled in the maintenance of large existing systems and has already begun transforming more than 20% of its workforce to the Web implementation sector. Moving forward, we expect SPR to continue its traditional business lines, enhance the capabilities of Eagle Technology Partners, Quantum Leap Communications and YAR Communications and begin to leverage new Internet-based e-commerce capabilities, initially in terms of BroadVision implementation. Given that both Leapnet and SPR are headquartered in Chicago, and are organically grown, we expect the integration process to be less challenging."

     Mr. Smith continued, "The acquisition of SPR will facilitate rapid growth for Leapnet, well beyond what both companies can accomplish separately, organically. The combination of skills at our companies will position us to generate increased revenues at Quantum Leap, Eagle Technology Partners and SPR, and with a goal of profitability for 2000. The critical mass and bench strength we will achieve through SPR's recruiting and training culture, and the increased Internet capabilities we will be prepared to offer clients are essential components of our future growth as we prepare for the continued explosive expansion of e-commerce."

     SPR Inc. ("SPR") is a 26-year old IT services firm specializing in helping Fortune 1000 companies increase the value of their existing systems. SPR's services are project based and focus on assisting companies manage IT infrastructure, develop and maintain applications, and integrate systems and information. SPR's philosophy is to utilize existing systems whenever possible in order to provide cost-effective, faster time-to-market and lower business risk solutions. SPR has offices in Oak Brook, Ill., Dallas, Milwaukee and Tulsa. More information on SPR can be found at http://www.sprinc.com.

     Leapnet, Inc. (NASDAQ: LEAP), develops creative and technology solutions for the wired world by combining expertise in Internet advertising and development, global marketing communications and traditional brand advertising. Its subsidiaries are Quantum Leap Communications, Eagle Technology Partners, The Leap Partnership and YAR Communications. Headquartered in Chicago, the Company has offices in New York, Los Angeles and San Francisco. Leapnet clients include American Airlines, Anheuser-Busch, EDS, Ernest & Young, Microsoft, Morningstar, SAM's Club, Starwood Hotels & Resorts, Unisys, The University of Chicago Graduate School of Business, Wal-Mart Stores and Western Union. More information on Leapnet can be found at http://www.leapnet.com.

This press release contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. A number of important factors could cause the Company's actual results, performance or achievements for fiscal 2000 and beyond to differ materially from that expressed in such forward-looking statements. These factors are set forth in the Company's filings with the Securities and Exchange Commission and include, without limitation material changes in economic conditions in the markets served by the Company's clients, competition in the Company's industry, uncertainties relating to the development market for new media, changing technologies, seasonality and the Company's dependence on key clients and projects and key personnel. Loss of a key client or a significant reduction in business from a key client could have a significant adverse effect on the Company's business and results of operations.

                           #     #     #     #     #

LETTER TO EMPLOYEES

[SPR LOGO]
                                                           TEL    630.575.6200
                                                           FAX    630.575.6262
                                                           WEB    www.sprinc.com


January 28, 2000



Dear SPR Employees:

I am pleased to share with you today's announcement that SPR is entering into a merger agreement with Leapnet, Inc., a Chicago-based company that develops creative and technology solutions for the wired world. Leapnet combines expertise in the Internet development and communications, global marketing communications, e-business consulting and systems integration, and traditional advertising.

Our merger with Leapnet will make us a premier and uniquely positioned eBusiness solutions company that offers customers one-stop shopping for eBusiness integration. By combining Leapnet's creative strength in front-end web design with SPR's proven expertise in back-end large systems integration, we will be at the forefront of providing our customers the total eBusiness solution.

Together, the combined company will have 700 employees and will be profitable while generating over $80 million in revenue. In addition to our current locations, we'll have offices in New York and San Francisco.

While there will be tremendous synergies created by the merger, there will be little overlap in our areas of expertise, management, and administration. Leapnet and SPR each bring to the table strengths that complement each other.

Attached is a copy of today's press release and a Q & A document to give you more insight into the dynamic step SPR is taking. Additionally, I encourage you to learn more about Leapnet and its four businesses by visiting their web site at www.leapnet.com. Within the next month, senior executives from SPR and Leapnet will visit each branch to meet you personally and address your questions.

After 10:00 am today, I invite you to call 800-696-1558 (conf. ID 656860) to listen to brief personal comments on the merger from Steve Tober and me. This message will be available for replay through 5pm on February 7.

If, after reading these materials and listening to the call, you have any questions or comments, please feel free to contact me (rfigliulo@sprinc.com), your manager, or email merger@sprinc.com. A member of the executive team will respond to questions sent to this email box, and, as needed, additional Q&As will be distributed. All merger communication materials will be saved in the Merger News page in SPRInet.

I truly believe this merger is not only the best thing for the company, our shareholders, and our customers, but for you: this merger will result in more varied assignments and marketable training and skillset development opportunities for our consultants, new and exciting challenges and greater responsibility for our administrative staff, and more opportunities for our sales executives.

I look forward to your support, energy, and enthusiasm as we enter this new business model that will ensure greater success and growth both individually and collectively.

Sincerely,

/S/ Rob Figliulo
Rob Figliulo
Chairman and CEO


                           #     #     #     #     #

Voice Message Transcript

                              SPR, INC., #656860
                       January 28, 2000, 9:00 a.m., CST
                            Moderator: Rob Figliulo

Operator Thank you for joining the conference call with Rob Figliulo, Chairman and CEO, and Steve Tober, COO. Please go ahead, sirs.

R. Figliulo     Good morning. Thank you, Nicole. What I wanted to do today was to make sure that we had a conference call with our employees to talk about the exciting news we announced this morning, that crossed the newswires about 7:30 this morning, a merger agreement that we entered into yesterday with a company named
                Leapnet, Inc. Leapnet is a company that is headquartered out of Chicago, it's a merger of equals and you'll hear it commonly referred to as either a merger or even an acquisition. One of the reasons you'll hear it in terms of an acquisition is because we want to make sure that people identify us in the true capacity and the intention of this merger which should be SPR has now become part of the e-business space.

                We have an awful lot to talk about in that and I'll start out by saying that our objective here was to accelerate our plans we've had all along and throughout 1999 that we've discussed with many of you and that is to take advantage of this high growth in the e-business sector and the IT world, a world that we'll be spending about 10% of corporate revenues in IT, half of which will be spent in e-business. It's an extraordinarily high growth area, but as we all know it's not just a bunch of websites, it's got an awful lot of implications all the way through to the mainframe, large scale mainframe databases. And in between the website and in between the large mainframe databases is the whole world of Enterprise application integration and that was a key focus for SPR, and has been and will continue to be a key focus for our group as we become a part of the Leapnet group.

                There are other exciting divisions within Leapnet that will help us accelerate that move. One of them is a group called Eagle Technologies. Right now it's uncertain as to what all these names will shake out to be, but that's likely to become something like Leap Consulting. But down the road they'll be able to do some of the high level business, strategic kind of consulting that will be the front runner of the kinds of work that we have historically done with large scale EAI kinds of projects.

                The move is to really stimulate the demand that we just mentioned is out there for e-business into a supply that SPR has. We're supply rich with technology people and they are supply poor because it's typical of e-business kinds of companies, but they have a terrific demand, a demand that we're happy to access. In fact, a demand that we're able to increase by virtue of getting the Leapnet kinds of services, web development and business, strategic and creative development, giving them an entree into our established client base which we've had for 27 years now.

                So we're very excited about it from a standpoint that it matches up our supply with their demand. We're excited about it being true to our principles, the mainframe and the large scale complex systems that people invested in will be something that they can reinvest in and build upon. It will allow us many opportunities for our employees to go forward. It allows a lot more recruiting opportunities so that we can build in our companies and some places rebuild. It will give us some geographic expansion immediately into places like New York and San Francisco where Leapnet has offices and business already under way. So it gives us an awful lot of growth opportunity which is, after all the best thing for enhancing shareholder value, the best thing for delivering to our customers and the best thing for our employees.

                Steve Tober is also with me. I'd like Steve to give you some general comments, but those are my general comments that come to mind right away.

S. Tober Thank you, Rob. I just want to echo some of Rob's sentiment and excitement regarding the merger. We are thrilled by the prospects of becoming part of the Leapnet family going forward and let me just spend a few minutes with you talking about some of the dynamics of the merger.

                As Rob mentioned, we're talking about two Chicago based companies. Leapnet is headquartered downtown in Chicago, obviously you know we're headquartered out here in the western suburbs in Oakbrook, but nonetheless we're both in Chicago. Both companies have been grown organically and that means that we're not talking about two companies that have been financial roll ups that have grown through acquisition and trying to meld and blend a multitude of cultures and personalities.

                As Rob also mentioned about the geographic expansion, there's limited overlap. We have four key branch offices for us, as you know, in Chicago, Milwaukee, Tulsa and Dallas/Fort Worth. We also now will pick up offices in New York and San Francisco.


                What does all this mean? I think it means that the integration risk with respect to this merger will be less challenging. Needless to say there are always integration risks, but I think they'll be less challenging given the fact of some of the concepts I just mentioned.

                More importantly, I would like to talk about what's in it for me, so to speak, from your perspective. What's in it for the consultants and our employees? I think, as Rob said, this rapidly allows us to move into to e-business arena. It allows us to accelerate our strategic plan that we worked so diligently on throughout 1999 with Delloite & Touche and accelerate that plan by about two years. We're squarely in the e-business space now, squarely within the internet arena and what that means for you I think is nothing but opportunity. It's going to allow us to continue to focus, as Rob said, on the back end EAI space in the large existing system. I think it's also going to provide an opportunity for all of us to grow and by that for you, to grow into similar technologies on the front end such as Broad Vision.

                So we're excited by all the training that will happen. We're excited by the career opportunities and the varied engagements that we'll have and I would say stay tuned.

R. Figliulo     I'd just like to amplify one of the things that Steve said about the growth opportunities in the technology areas. Let me also stress that that doesn't mean that we're going to betray our principles of believing in large scale systems and what they can contribute to this whole world of e-business going forward. Let me tell you what I mean.

                Just recently we got from one of our largest customers of 1999, [client name] in [city, state], we've gotten two projects from them. One for about $2.5 million that we'll do a good old fashion Cobol, the Cobol conversion. Another one which will span about three years and will be as much as $10 million, hard to say, but it's a big project and at least $2 million of that coming in this year, and that's all the testing kinds of things that we've been doing with Dale Wilson, who some of you may know in the testing area and quality assurance and that's a terrific opportunity going forward.

                I just wanted to take this moment to also mention that this is internal information and confidential. All this is previous privileged inside information, I just want to make sure that you understand that.

                But these kinds of projects are terrific, good old mainframe projects and we're going to continue to do that work, but we have to have a focus on how it plays into the new world of e-business. And in just to illustrate that, that same client has a major project with us in the works which is also a big piece of our revenue from last year to do exactly that, to do front end work that ends up in the e-business space.

                So we're very excited about that, we're excited about the way the rest of the world will view it, both customers and Wall Street.

                I'd like to wrap up the call with a quick anecdote about Vince Morris, who is our Sales Manager and Director in Tulsa, who sent me an e-mail yesterday that said, hey, Rob, when you were doing your strategic alliance references, which is a process we have to do to go through to join Leapnet and SPR together, to talk to each other's customers to make sure that everything is all on the up and up. In the process we told this major customer at [client name] about some of the things that we had planned to do under the premise of it being a strategic alliance.

                Well, the CIO ended up calling one of his managers and saying, hey, I'm excited by what I'm hearing about SPR and their strategic alliance, call them and tell them to come out here and talk to us about some of this work that we normally wouldn't consider them for. So here we are, we're getting a customer without even making a sales call, without even announcing the fact that we've done this merger, and just on the strength of them thinking it's a strategic alliance, very excited about talking to us about doing more work with them in these new and exciting areas.

                So it's working before it was even announced and we're very excited about what will happen now that we have it way out there in the public and have our salespeople all excited about it and talking to customers who trust us based on the work that you have all done for them in the past. So we're raring and ready to go. Steve?

S. Tober        Yeah, and I'll just conclude with two quick points for you all.
                One is I think Jennifer Wernicke has done terrific job with communication, you should look for that in your e-mail and other voice mails and other things that will be coming out, but certainly there are questions and answers that will help you understand better what this merger is all about.

                And lastly, which is an appropriate question, people ask well what does this mean merger? What we've done is we've signed an agreement and what we need to do now is go through all of the SEC regulatory approvals and that process to actually effectuate the merger. So that takes approximately 60-90 days so until then, we are SPR and if all those approvals are met within 60-90 days we will actually close the transaction and we will actually officially and legally become merged with Leapnet.

                So with that, I would say stay tuned, we'll certainly keep you apprised of all the developments as they happen. And we will also be out in every branch with management from Leapnet to discuss the merger and so you can meet that management and meet us face-to-face and we can have a better discussion in person.

R. Figliulo     Okay. Well, thanks very much and if there are any questions feel free to contact any of us, there's plenty of contact information out there. I'm looking forward to your e-mails. Thanks.

                           #     #     #     #     #

QUESTIONS & ANSWERS: SALES



                                       Merger Q & A:
[SPR LOGO]                             Sales


SPR Inc. will become Leap Technologies, a division of Leapnet at the time the merger closes, about 45 to 60 days from now. At that time, the services of all Business Units of Leapnet will become open to SPR sales. The main BUs that are of interest to SPR Sales Executives will be Eagle Technology Partners and Quantum Leap. (See the general Q&A's and their web site for more information.)

Each business has a different sales model. SPR has a direct sales force. Leapnet does not maintain a direct sales force, but has Practice Area Managers that do business development. Eagle's Practice Area Managers are aggressively seeking out business. Quantum Leap is very selective about the customers it takes on.

One benefit of the merger for the other Leapnet Business Units is that they will have access to our Blue Chip account base. This access will be through SPR Sales Executives.

This Q&A is designed to help you get the work out and assist you with client inquiries about the merger and eBusiness.


What's the plan to communicate the merger to existing customers?

A letter from Rob will be sent to every customer. Sales Executives should contact all customers to answer any questions they have and use this as a selling opportunity.


Will SPR and/or Leapnet Executives be available (and how soon) to visit with existing customers to explain the nature and impact of the merger? Yes as the integration of the companies occurs. Make arrangements through your Managing Directors.


Will our existing account relationships change as a result of the merger? No.

Who is going to be selling what to whom?

Our sales focus is to sell additional services to existing SPR customers. In general, SPR Sales Executives will sell all Leapnet services to current SPR clients that they are currently active with. Leapnet Practice Area Managers will sell all Leapnet services to current Leapnet clients that they are active with. New clients will be serviced by the organization that develops the client relationship. We want to provide our customers with a single point of contact. Instances of SPR providing general staffing with Eagle Technology Partners providing Strategic Consulting Engagement should occur without conflict.

Conflicts will be handled at the Managing Director level on a case by case basis.

Specific rules will be worked out during the transition process to an integrated company. The Business units will remain distinct entities, with SPR being the only unit with a direct sales force.


Who is going to sell the eBusiness BroadVision services that we are gearing up for?
The initial 50 consultants and Project Managers trained in BroadVision are going to support business sold by Quantum Leap. This does not involve SPR Sales Executives.

SPR Sales Executives can sell additional BroadVision services to our clients.

The Development core team has redirected it's focus on eBusiness development services including web development (BroadVision) and Integration Services (EAI) capabilities. These services will be sold by SPR Sales Executives as they become available.


How quickly will the Leapnet team become available to accompany SPR Sales Execs. on sales calls?
Eagle Technology Partners will support sales calls to highly qualified accounts. This will be arranged through the Managing Directors.

Quantum Leap will support sales calls on a selective basis. It is SPR's intent to selected professional service managers to be trained to support eBusiness web development sales calls. The Managing Directors will determine who and when.


Who are our contacts in the other business units in Leapnet?
This will be coordinated through the Managing Directors and David Figliulo for the time being.


What should we be selling over the next 60 days until the transaction is closed?

We need to focus on general staffing and on those services that we can provide on a branch-by-branch basis. It is important for us to build a pipeline of our own services. We should also begin to sell eBusiness solutions.


Will our sales territories change as a result of the merger?
No.  Business should proceed as usual.


Will the 2000 commission plan change as a result of the merger?
Not at this time, but this might be revised as integration occurs in the second half of 2000.


Will 2000 sales quotas be changed as a result of the merger?
Not at this time, but this might be revised as integration occurs.

Does Leapnet have a bench? (What's the likely available bandwidth of Leapnet consultants once the merger is finalized.)
Eagle Technology Partners has bandwidth.

Quantum Leap is constrained for web developers and is looking to SPR to train and recruit more web programmers like the BroadVision effort.


Where do we get information on the new services like eBusiness and BroadVision? Who do we work with on these opportunities?
The MDs and Sprinet will be sources of information.


Will SPR be providing Project Management for all Leapnet engagements?

SPR will provide Project Management for SPR services sold to SPR customers. All other instances will be on a case by case basis for the time being. If it is a web development effort, Quantum Leap will hand-off business specifications to technology development teams that are managed by SPR Project Managers.


Will there be a significant change in the composition and numbers of consultants in SPR's Professional Services Organization as a result of the merger?
Yes.  More consultants will be added mainly with eBusiness related skills.

How soon will the solutions delivery capabilities of SPR and Leapnet be integrated in order to support client engagements?
For the near term (I.e. the next 6 months) each Business Unit will operate independently.


Will SPR's project delivery structure, roles, and responsibilities (Sr. Manager, Project Manager, Technical Consultant) change as a result of the merger?
No.


How quickly will new sales collateral be made available?

Interim sales collateral will be created to support branch selected service offerings. New sales collateral will be created for all service offers SPR supports when the SPR name changes to Leap Technologies. The availability of sales collateral for other Leapnet services will be determined during the transition period.


Will SPR's recruiting function undergo any changes as a result of the merger? The SPR recruiting function is already undergoing changes to support our strategy of moving into eBusiness services. This is independent of the merger.


Will SPR's existing branch geographies change as a result of the merger? No, but Leapnet has office that we will cooperate with in New York and San Francisco.


How will we combine our respective sales organizations?
We are the only business unit with a direct sales organization.

LETTER TO CLIENTS

January 28, 2000



Dear SPR Customers:

We are pleased to share with you the announcement that SPR is being acquired by Leapnet, Inc., a Chicago-based company that develops creative and technology solutions for the wired world by combining expertise in Internet development and communications, global marketing communications, eBusiness consulting, systems integration, and traditional advertising.

Our merger with Leapnet will make us an eBusiness solutions company that offers you one-stop shopping for eBusiness integrated solutions. By combining Leapnet's creative strength in front-end web design and strategic eBusiness consulting capabilities with SPR's proven expertise in back-end large systems integration and implementation services, we will be able to provide you a total eBusiness solution.

Our name will change, but there will be no change in the service, level of service, or quality of service that SPR is providing you. What's new is our ability to offer complete eBusiness solutions within one company, and an acceleration of our ability to provide you additional services specially designed to serve clients with large, complex systems. See more about our eBusiness strategy on our new web site at www.sprinc.com.

You will continue to be serviced by your SPR sales executive, and supported by an expanded management team committed to the same vision and values. You should expect business as usual with the addition of more services and capabilities from the combined company.

SPR will remain intact as a business unit within Leapnet. There are tremendous synergies created by the merger with very little overlap in our areas of expertise, management, and administration. Leapnet and SPR each bring to the table services and strengths that complement each other.

Integration of the two organizations should be swift. We are already realizing some of the benefits of the merged company, because we had started partnership discussions with Leapnet before the merger talks began. As a result, we are increasing our investment in eBusiness training to prepare for more assignments
in the web development space.   For example, we are gearing up for several
BroadVision based projects for Leapnet clients like Wal-mart and SAM's Club.

Enclosed is a copy of today's press release. This merger will allow us to provide you more quality consulting and project based services. I encourage you to learn more about Leapnet and its four businesses by visiting their web site at www.leapnet.com.

Sincerely,

/S/ Rob Figliulo
Rob Figliulo
Chairman and CEO